UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WATCHGUARD TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

941105 10 8

(CUSIP Number)

Vector Capital III, L.P.

Vector Capital Partners III, L.L.C.

Alexander R. Slusky

c/o Vector Capital Corporation

456 Montgomery Street, 19th Floor

San Francisco, CA 94104

Telephone:  (415) 293-5000

Attn:  Alexander R. Slusky

with a copy to:

Michael J. Kennedy

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Partners III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 9441105 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander R. Slusky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,247,500 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,247,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,500 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Watchguard Technologies, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 505 Fifth Avenue South, Suite 500, Seattle, Washington 08104. As reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, as of February 28, 2006 there were 34,389,518 shares of Common Stock outstanding.

Item 2.	Identity and Background
(a)

This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital III, L.P., a Delaware limited partnership, (ii) Vector Capital Partners III, L.L.C., a Delaware limited liability company (together with Vector Capital III, L.P., “Vector”), and (iii) Alexander R. Slusky, an individual (“Mr. Slusky”). Mr. Slusky is the Managing Member of Vector Capital Partners III, L.L.C., which is the sole General Partner of Vector Capital III, L.P. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b)	The business address for the Report Persons is 456 Montgomery Street, 19th Floor, San Francisco, California 94104.
(c)

The business of Vector is that of a private limited partnership (in the case of Vector Capital III, L.P. ) or a private limited liability company (in the case of Vector Capital Partners III, L.L.C.), engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the sole Director and President of Vector Capital Corporation, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.
(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Slusky is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Vector is $13,660,107.43. The source of funds for this consideration was the available capital of Vector, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein because they believe the shares are undervalued. The Reporting Persons believe their investment has potential for increased value and intend to seek to influence management and the board of directors to take steps to maximize stockholder value. The Reporting Persons had several discussions with management and other representatives of the Company, and the Reporting Persons may from time to time after the date of this statement on Schedule 13D have additional discussions, with management of the Company or with third parties, in which the Reporting Person may suggest or take a position with respect to actions intended to maximize stockholder value. Such suggestions or positions may relate to one or more of the matters specified in clauses (a) through (j) of the last paragraph of Item 4 of this statement on Schedule 13D. On February 17, 2006 the Reporting Persons, acting through Vector Capital Corporation, sent a letter to the Board of Directors of the Company (the “Board”) expressing their view that the Board should consider a sale of the Company to Vector and/or take other immediate steps to maximize stockholder value. The letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

The Reporting Persons may continue to seek to encourage the Company to maximize stockholder value through a possible merger, sale of the Company’s assets, consolidation, business combination or a recapitalization or refinancing, which may include a transaction with Vector. In addition, the Reporting Persons may consider seeking representation on the Company’s board of directors in the future.

The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above or in the letter attached hereto as Exhibit 2, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger,  reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:
	(i)	Vector beneficially owns 3,247,500 shares of the Company’s Common Stock, making it the beneficial owner of 9.4% of the Company’s Common Stock.
	(ii)	Mr. Slusky beneficially owns 3,247,500 shares of the Company’s Common Stock, making him the beneficial owner of 9.4% of the Company’s Common Stock.
(b)

The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	Vector	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0
Shared Power to Vote/Direct Vote	3,247,500	3,247,500
Sole Power to Dispose/Direct Disposition	0	0
Shared Power to Dispose/Direct Disposition	3,247,500	3,247,500

(c)

There have been no purchases or sales of the Company’s Common Stock by any of the Reporting Persons within the last sixty days, except for the purchases of the Company’s Common Stock by Vector Capital III, L.P. on the open market as indicated in the table below, which table sets forth the date of each transaction, number of shares purchased in each transaction, and the purchase price per share for the shares purchased in each transaction:

Date	Number of Shares Purchased	Purchase Price per Share
January 23, 2006	8,100	$4.0456
January 24, 2006	56,200	$4.1000
January 25, 2006	127,300	$4.0000
January 26, 2006	223,900	$4.0000
January 27, 2006	109,300	$4.0399
January 30, 2006	2,400	$4.0000
January 31, 2006	103,000	$3.9999
February 2, 2006	32,000	$4.0000
February 6, 2006	5,000	$4.0000
February 7, 2006	25,000	$4.0000
February 8, 2006	13,000	$3.9987
February 9, 2006	1,100	$3.9927
February 10, 2006	10,000	$4.0000
February 13, 2006	80,000	$4.0000
February 14, 2006	31,600	$3.9990
February 15, 2006	285,000	$4.0200
March 14, 2006	172,200	$3.9515
March 15, 2006	109,000	$4.0562
March 16, 2006	29,600	$4.0533
March 17, 2006	141,300	$4.1847
March 20, 2006	91,300	$4.3072
March 21, 2006	291,200	$4.3330
March 22, 2006	736,000	$4.4838

(d)

No person other than the owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
1	Joint Filing Agreement dated March 23, 2006, by and among Vector Capital III, L.P., Vector Capital Partners III, L.L.C. and Alexander R. Slusky.
2	Letter dated as of February 17, 2006, from Vector Capital Corporation to the Board of Directors of WatchGuard Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2006
VECTOR CAPITAL III, L.P.
By: Vector Capital Partners III, L.L.C., its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated March 23, 2006, by and among Vector Capital III, L.P., Vector Capital Partners III, L.L.C. and Alexander R. Slusky.

2	Letter dated as of February 17, 2006 from Vector Capital Corporation to the Board of Directors of WatchGuard Technologies, Inc.